SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

STAR GROUP, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

85512C105

(CUSIP Number)

February 8, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85512C105

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 427,734
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 427,734
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 427,734
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.8% (1)
(12)	Type of Reporting Person (See Instructions) PN

(1)	Based on 55,887,832 Common Units (“Common Units”) of Star Group, L.P., a Delaware limited partnership (the “Issuer”), issued and outstanding as of January 31, 2018, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2017, filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2018.

CUSIP No. 85512C105

(1)	Names of Reporting Persons YORKTOWN VI COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 427,734
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 427,734
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 427,734 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.8%(2)
(12)	Type of Reporting Person (See Instructions) PN

(1)	Includes 427,734 Common Units of the Issuer owned by Yorktown Energy Partners VI, L.P., a Delaware limited partnership (“Yorktown VI”). Yorktown VI Company LP, a Delaware limited partnership (“Yorktown VI Company”), is the sole general partner of Yorktown VI. As a result, Yorktown VI Company may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown VI. Yorktown VI Company disclaims beneficial ownership of the securities owned by Yorktown VI in excess of its pecuniary interest therein.
(2)	Based on 55,887,832 Common Units of the Issuer issued and outstanding as of January 31, 2018, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2017, filed with the SEC on January 31, 2018.

CUSIP No. 85512C105

(1)	Names of Reporting Persons YORKTOWN VI ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 427,734
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 427,734
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 427,734 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.8% (2)
(12)	Type of Reporting Person (See Instructions) OO

(1)	Includes 427,734 Common Units of the Issuer owned by Yorktown VI. Yorktown VI Company is the sole general partner of Yorktown VI. Yorktown VI Associates LLC, a Delaware limited liability company (“Yorktown VI Associates”) is the sole general partner of Yorktown VI Company. As a result, Yorktown VI Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown VI. Yorktown VI Company and Yorktown VI Associates disclaim beneficial ownership of the securities owned by Yorktown VI in excess of their pecuniary interests therein.
(2)	Based on 55,887,832 Common Units of the Issuer issued and outstanding as of January 31, 2018, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2017, filed with the SEC on January 31, 2018.

Item 1(a). Name of Issuer: Star Group, L.P., a Delaware limited partnership (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices: 9 West Broad Street, Suite 310, Stamford, Connecticut 06902.

Item 2(a). Name of Person Filing: This statement is jointly filed by Yorktown Energy Partners VI, L.P., a Delaware limited partnership (“Yorktown VI”), Yorktown VI Company LP, a Delaware limited partnership and the general partner of Yorktown VI (“Yorktown VI Company”), and Yorktown VI Associates LLC, a Delaware limited liability company and the general partner of Yorktown VI Company (“Yorktown VI Associates”, and collectively, with Yorktown VI and Yorktown VI Company, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of Yorktown VI, Yorktown VI Company and Yorktown VI Associates is 410 Park Avenue, 19th Floor, New York, New York 10022.

Item 2(c). Citizenship: Each of Yorktown VI, Yorktown VI Company and Yorktown VI Associates is organized under the laws of the state of Delaware.

Item 2(d). Title of Class of Securities: Common Units of the Issuer.

Item 2(e). CUSIP Number: 85512C105

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

Yorktown Energy Partners VI, L.P.

By:	Yorktown VI Company LP,
Its general partner

By:	Yorktown VI Associates LLC,
Its general partner

By:	/s/ Robert A. Signorino
Name:	Robert A. Signorino
Title:	Manager

Yorktown VI Company LP

By:	Yorktown VI Associates LLC,
Its general partner

By:	/s/ Robert A. Signorino
Name:	Robert A. Signorino
Title:	Manager

Yorktown VI Associates LLC

By:	/s/ Robert A. Signorino
Name:	Robert A. Signorino
Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated February 21, 2017 filed as Exhibit 1.1 to Schedule 13G filed by the Reporting Persons with the SEC on February 22, 2017 and incorporated by reference herein.